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NEWS RELEASE

For further information contact:
Dailey J. Berard                                     Pete Roman
Chief Executive Officer                              Chief Financial Officer
(318)          367-8291                                      (318) 373-5506

FOR IMMEDIATE RELEASE
FRIDAY, JANUARY 23, 1998

                           UNIFAB INTERNATIONAL, INC.
                 REPORTS THIRD QUARTER AND YEAR-TO-DATE EARNINGS

New Iberia, LA - UNIFAB International, Inc. (NASDAQ: UFAB) today reported net income of $1.2 million ($.25 per share) on revenue of $13.5 million for its third quarter ended December 31, 1997, compared to net income of $0.8 million ($.24 per share) on revenues of $14.5 million for the third quarter ended December 31, 1996. The Company completed its initial public offering on September 24, 1997 in which 3.2 million shares were sold causing the weighted average shares outstanding to increase from 3.5 million prior to completion of the offering to 5.0 million for the quarter ended December 31, 1997.

Net income for the nine months ended December 31, 1997 was $3.7 million ($.91 per share) on revenue of $46.9 million, compared to net income of $3.0 million ($.87 per share) on revenues of $51.2 million for the nine months ended December 31, 1996. Backlog at December 31, 1997 was $31.5 million.

"Our revenue, profit and profit margins for the third quarter have met the goals we anticipated," said Dailey J. Berard, UNIFAB International, Inc.'s President, CEO, and Chairman of the Board. "We are proud of this because we think it shows strong demand for the high quality fabrication services that UNIFAB offers. Net income grew nearly 48% over the third quarter last year, in spite of the terrible weather experienced in the area. Our backlog has exceeded our expectations and we do not believe that the ratcheting down of oil and natural gas prices has negatively affected our growth."

Mr. Berard also noted that the Company is on schedule with the $7 million of capital improvement anticipated to be made with the proceeds of its initial public offering. "We anticipate that these capital improvements will only increase the productivity of our work force," said Mr. Berard. "We also anticipate that the Company will expand into a deeper water facility on the ship channel in Lake Charles, Louisiana. We are in the final stages of negotiating the acquisition of those facilities and we believe it should be finalized in the near future. We remain very optimistic about UNIFAB's continued growth well into the next decade."



The Company has scheduled a conference call to discuss earnings, operations and the business outlook for Wednesday, January 28, 1998 at 9:00 a.m. (CST). To participate in the conference call, please call (973) 628-9554. A question and answer session will follow the Company's presentation.

UNIFAB International, Inc. is an industry leader in the custom fabrication of decks and modules of drilling and production equipment and other structures used in the development and production of oil and gas reserves. In addition, the Company refurbishes and retrofits existing jackets and decks and performs offshore piping hook-up and platform maintenance services. Dailey Berard serves on a number of committees and task forces that are working to improve training and education of the workforce in Louisiana.